Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2007 Annual Meeting of Stockholders held on September 27, 2007, the Fund's stockholders elected five Directors, consisting of:
	Votes For	Votes Withheld
*Mark R. Fetting	61,717,604	671,331
*Richard M. Galkin	61,661,286	727,649
*Arthur S. Mehlman	61,671,315	717,620
**William L. Koke	8,016,585	96,279
**David L. Meister	8,021,286	91,578

*Common Stock and Preferred Stock voting together as a single class

**Preferred Stock voting as a separate class